Exhibit 99.1

Bachoco Acquires U.S. Breeders Operation

CELAYA, Mexico, July 13, 2015 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry and other food products, announced today that it reached an agreement to acquire the breeding assets in the State of Georgia of Morris Hatchery Inc., a U.S. company.

In 2013, Bachoco acquired the breeding assets in the state of Arkansas of Morris Hatchery Inc.

These assets comprise mainly bird inventory and equipment. This operation has a capacity of around one million laying hens that produces hatching eggs.

Rodolfo Ramos, Bachoco's Chief Executive Officer, stated:
"This is the next step to strengthen this particular stage of our supply chain, which allows us to support the organic growth of the company and, at the same time, increase our geographical dispersion and reduce risky situations."

This acquisition will take effect immediately.

COMPANY DESCRIPTION
Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public Company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated Company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and other products. Bachoco owns and manages more than a thousand facilities, organized in nine productive complexes and 64 distribution centers in Mexico, and a productive complex in the United States. Currently the Company employs more than 25,000 people. The Company is rated AA (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER
The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: Daniel Salazar, CFO, or Maria Guadalupe Jaquez, IR, Inversionistas@bachoco.net, T. +52(461)6183555, www.bachoco.com.mx